GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

August 17, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

RE:	Great-West Life & Annuity Insurance Company (“Company”)
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-163244

Dear Commissioners:

On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of the above-captioned pre-effective amendment No. 2 to the registration statement (“Registration Statement”) under the Securities Act of 1933 (“Securities Act”).

Registrant and its principal underwriter are also enclosing herewith their request for acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act.

Please direct any question or comment to me at 303-737-2013 or to Stephen E. Roth of Sutherland at 202-383-0158.

Very truly yours,

Keith E. Grindstaff
Lead Counsel